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Exhibit 99.1

Additional disclosures required pursuant to Form 40-F instructions

Disclosure controls and procedures

        The Company maintains disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in its reports under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission. Disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, include controls and procedures designed to ensure the information required to be disclosed by the Company in the reports we file or submit under the Exchange Act is accumulated and communicated to our Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that our system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2004, the end of the period covered by this report, and concluded that such disclosure controls and procedures are effective as of such date.

Internal controls

        During the period covered by this Form 40-F there were no changes in the Company's internal control over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

Code of Ethics

        The Company has adopted a Business Ethics and Conduct Code that applies to all employees, including its chief executive officer, principal financial officer and principal accounting officer. The full text of the Business Ethics and Conduct Code is published on the Company's web site at www.axcan.com under the captions "corporate profile," "corporate governance" and "policies and practices." In the event that the Company makes any amendments to or waivers of a provision of the Business Ethics and Conduct Code applicable to its principal executive officer, principal financial officer or principal accounting officer, the Company intends to disclose such amendments or waivers in its filings on Form 40-F. Information on the Company's website does not form a part of this Form 40-F.

Principal Accountant Fees and Services

        Audit Fees.    Aggregate fees billed for fiscal 2004 and 2003 for professional services rendered by Raymond Chabot Grant Thornton ("RCGT") for the annual audit of the Company's financial statements and the review of the Company's quarterly financial statements were $288,000 and $222,000, respectively.

        Audit-Related Fees.    The aggregate fess billed for audit-related services for the 2004 and 2003 fiscal years were $39,000 and $181,000, respectively. The audit-related services rendered by RCGT primarily consisted of due diligence and consultation on acquisitions and other business transactions, internal control advisory services outside of the scope of the audit and the issuance of consents and comfort letters.

        Tax Fees.    The aggregate fees billed for tax services for our 2004 and 2003 fiscal years were $157,000 and $246,000, respectively. The tax services rendered by RCGT primarily consisted of tax planning, assistance with the preparation of various tax returns, tax services rendered in connection with acquisitions made by the Company and tax advice on other related matters.

        All Other Fees.    All other fees for the 2004 and 2003 fiscal years were $34,000 and $45,000, respectively. These fees relate to miscellaneous management consulting services, which did not involve information systems design and implementation services.

        The Company's Board of Directors has established an Audit Committee. From the beginning of fiscal 2004 until August 6, 2004, the Audit Committee was comprised of Louis Lacasse, Colin Mallet and Dr. Claude Sauriol. On August 6, 2004, Mr. Mallet was replaced by Michael M. Tarnow as a member of the Audit Committee. The Board has determined that Mr. Lacasse is an "audit committee financial expert" as defined under the rules of the Securities and Exchange Commission and is independent of management of the Company. The Company's Audit Committee, or in the absence of the full committee, the Chairman of the Audit Committee, pre-approves all engagements of the Company's auditors for audit and permitted non-audit services. The Audit Committee pre-approved 100% of the services described above for fiscal 2004 and the performance by its auditors of the following non-audit services for fiscal 2005: assistance with the preparation of registration statements; accounting and reporting research; transfer pricing services and certain tax-related services.

Off Balance Sheet Arrangements

        The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

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Exhibit 99.1
Additional disclosures required pursuant to Form 40-F instructions